December 22, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Corinthian Colleges, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Filed September 13, 2005
File No. 0-25283

Ladies and Gentlemen:

Set forth below are the responses of Corinthian Colleges, Inc. (“Corinthian,” the “Company” “we,” “us” or words to similar effect) to the staff’s letter to Mr. Jack D. Massimino, dated November 29, 2005. For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff’s letter. References in this letter to the “Amended 10-K” are a reference to the Form 10-K/A that we are transmitting to the staff today on a supplemental basis via overnight mail.

Item 401. Directors, Executive Officers, Promoters and Control Persons

1.    In addition to the persons previously included in our Form 10-K, the Amended 10-K identifies on pages [14] and [16] each of our five Division Presidents and includes their backgrounds in accordance with Item 401 of Regulation S-K. We do not believe that any of our other employees meet the requirement for disclosure as significant employees under Item 401(c) of Regulation S-K.

Management’s Discussion and Analysis

Restatement of Previously Issued Financial Statements, pages 37-38

2.    Our disclosure on page 37 and 38 of our initial Form 10-K was not intended to imply that we changed our methodology to calculate pro-rata revenue because we maintained more than one method across our schools. Rather, our disclosure that we maintained more than one method was merely to provide relevant background regarding the decision to change one of our methods. We continue to believe that both a mid-month convention and a daily convention are appropriate to calculate revenue on a pro-rata basis.

After significant review and evaluation, we came to believe that only the monthly convention was insufficiently granular to provide an appropriate pro-rata estimate of revenue recognition. We viewed both the daily and the mid-month calculation methodologies as being appropriate. Given the constraints of our information technology platforms and the types of programs supported by the different platforms (e.g., diploma or degree), we believed it was appropriate to transition the schools using a monthly revenue recognition methodology to a mid-month convention. We did not, and do not, believe that transitioning our daily revenue recognition schools to a mid-month convention would provide superior estimation methodology.

We did not evaluate the preferability of using a mid-month convention basis for some schools as compared to a daily basis for others as we believe that both are acceptable methods for our diploma programs which have multiple starts throughout the month. We believe that the use of a daily computation for all schools would not be materially different from the use of a mid-month computation used currently for some schools.

3.    We do not believe that additional discussion of the change would provide meaningful information to the readers of the financial statements. As we have disclosed in our discussion of the “Restatement of Previously Issued Consolidated Financial Statements” in the MD&A portion of our initial Form 10-K, “These changes in our revenue recognition policy resulted in a reduction in revenue for fiscal years ended 2003 and 2004 of $5.9 million and $8.6 million, respectively.” These amounts represent approximately 1% of the total revenues for the applicable period and are even less meaningful in the context of the overall change in revenues during those periods. For instance, in our fiscal 2004 Report on Form 10-K (pre-restatement), we disclosed that “[n]et revenues increased $287.0 million, or 55.5%, from $517.3 million in fiscal 2003 to $804.3 million in fiscal 2004.” By comparison, in our fiscal 2005 Report on Form 10-K (post-restatement), we disclosed that “[n]et revenues increased $284.2 million, or 55.6%, from $511.4 million in fiscal 2003 to $795.6 million in fiscal 2004.”

Results of Operations, page 43

4.    We appreciate the staff’s reference to Financial Reporting Codification Section 501.04. As you noted, our growth strategies include, among other things, (i) opening new branch campuses, (ii) remodeling, expanding or relocating existing campuses, and (iii) adopting curricula into existing campuses. Our growth strategy also includes making selected acquisitions. Our disclosure of revenue growth in “same schools,” as well as “core growth,” provides quantification of the impact of both new branch campuses and acquisitions during the fiscal year. As noted in various places on pages 43-46, “same schools” include all schools that have been owned and operated by us for four full quarters. Revenue growth is a function of both the change in average student population and the change in average tuition rate per student, which we break out and quantify for both total revenue growth and same school growth. The difference between total revenue growth of 21.1% and “same school” revenue growth of 13.7% during fiscal 2005 implicitly quantifies acquisitions and new branch campuses. “Core growth,” which we also quantify, excludes only acquisitions, thus also implicitly quantifying revenue growth applicable to acquisitions.

Our other growth strategies of (i) remodeling, expanding or relocating existing campuses, and (ii) adopting curricula into existing campuses, frequently occur simultaneously and thus are not subject to quantifiable segregation. Indeed, since remodeling and expanding often occur prior to a campus achieving 100% space utilization, any attempt to quantify revenue increases attributable to such activities would be speculative and, we believe, potentially misleading.

Moreover, we do not measure changes in revenue or operating profit separately for each of our business development strategies nor are we able to measure such impact as our current systems do not capture the information necessary for such an analysis. Further, even if we were able to obtain the data necessary to perform the analysis, we believe the subjective nature of the allocations used in such calculations would significantly detract from the value to investors of this type of analysis.

“Core growth” is the same as “organic growth” included in Note 1 to the financial statements except that it includes the results of acquisitions which were completed more that one year prior to the period being discussed. For the sake of clarity, in the Amended Form 10-K, we have changed the phrase “organic growth” to “core growth” in Note 1 to the financial statements.

5.    As disclosed in our Report on Form 10-K, many of our students are simultaneously enrolled in both online and on-ground courses. We do not have any reliable data to show which of the on-ground courses these “hybrid” students would have enrolled in had the same online course been unavailable. Rather, we view online programs offerings as being simply one of the many convenience and scheduling options available to our students. The online option is similar in many respects to adding additional courses in the evenings when more students are available to attend, but thereby potentially drawing some students to the evening classes who would otherwise have attended morning or afternoon classes. We believe that attempts to quantify the “cannibalization” of on-ground students to online students would be similar to attempts to quantify the impact of “cannibalization” of morning students to evening students as a result of new scheduling options. More fundamentally, however, we currently have no quantitative basis for making such a judgment. We believe that any attempt to quantify such impact, if any, would be speculative and potentially misleading.

These issues are not particularly different for exclusively online students. Although we could readily identify those students in online programs who live in areas not served by our on-ground campuses (thereby concluding that such students could not have been “cannibalized” from on-ground campuses), we could not make a similar inverse conclusion for those students who live near our current on-ground campuses. While such students would not be precluded from attending our on-ground campuses simply by lack of proximity to those campuses, they may have other scheduling or preferences issues that make them a potential consumer solely of online program offerings.

6.    We have expanded our MD&A in the Amended 10-K to discuss the reasons for the decrease in the number of campuses from 2004 to 2005, including the reasons for the decline in the number of campuses and the deceleration in the number of acquired campuses and branched locations in fiscal 2005 compared to fiscal 2004 and fiscal 2003. Please see the additional language on page [43] of the Amended 10-K (which is shown on the underscored text below).

Comparisons of results of operations between the fiscal year ended June 30, 2005 and the fiscal years ended June 30, 2004 and 2003 are difficult due to the opening of 5 branch campuses and the acquisition of 1 campus in fiscal 2005, the opening of 10 branch campuses and the acquisition of 57 campuses and 15 training centers in fiscal

2004, and the opening of 6 branch campuses and the acquisition of 2 campuses and 2 training centers in fiscal 2003. In July 2004, the Company announced that it would streamline its CDI post-secondary schools by beginning the “teach-out” of 10 campuses in Canada. As part of the teach-out process, the Company immediately ceased new student enrollments in the ten affected campuses, but continued to incur instructional costs through the remainder of fiscal 2005 in order to train its then-matriculated students. The teach-outs resulted in the closure of all ten campuses by the end of fiscal 2005. These closures were designed to permit the Company to reallocate resources in Canada for the remaining 35 CDI post-secondary campuses in which the Company believes it has better prospects for growth and profitability. Additionally, the Company slowed the roll-out of new branch campuses during fiscal 2005 compared to fiscal 2004, and became very selective in its acquisition criteria (completing only one transaction in early fiscal 2005), in order to focus on achieving better utilization of the significant new capacity it obtained through the opening of 10 branch campuses and the acquisition of 57 campuses and 15 training centers in fiscal 2004.

7.    We have expanded our MD&A in the Amended 10-K to quantify, to the extent possible, the potential impact on the Company’s results of operations if we were to lose eligibility to participate in federal student financial aid programs at the locations in which we have received Show Cause Orders as described on page 20. Please see the additional language on page [52] of the Amended 10-K, as shown on the underscored text below.

We have not provided this same quantification for those locations which are required by their accrediting agencies to provide Supplemental Reports as this level of regulatory scrutiny is relatively low and does not rise to the level of a Show Cause Order. Providing this type of disclosure for locations providing Supplement Reports would be premature and might mislead investors into believing that such sanctions are likely, when in fact several additional levels of regulatory scrutiny would have to occur (e.g., the institution would likely be placed on Show Cause or Probation) prior to the loss of eligibility to participate in federal student financial aid.

If any of our U.S. schools fails to maintain its accreditation or its state authorization, that institution may lose its ability to participate in federal student financial aid programs.

An institution that grants degrees, diplomas or certificates must be authorized by the relevant agencies of the state in which it is located and, in some cases, other states. Requirements for authorization vary substantially among the states. Additionally, both an approval to operate in a state and accreditation by an accrediting agency recognized by the DOE are required for an institution to participate in the federal student financial aid programs. If any of our U. S. campuses were to lose its accreditation or its state authorization, it could have a material adverse effect on our business.

In this regard, the Company has received a show cause order from the Accrediting Commission of Career Schools and Colleges of Technology (“ACCSCT”) with respect to our Georgia Medical Institute campus in DeKalb, Georgia and our National Institute of Technology campus in Houston (Greenspoint), Texas. The Accrediting Bureau of Health Education Sciences (“ABHES”) has also recently issued show cause orders to our Olympia College in Grand Rapids, Michigan, and its two branch campuses in Kalamazoo, Michigan and Merrillville, Indiana, and to our Georgia Medical Institute campus in Atlanta and its two branch campuses in Marietta and Jonesboro, Georgia. Each of these locations represented less than [__%] of our fiscal 2005 operating profit individually, and, in the aggregate, they represented less than [__%] of our fiscal 2005 operating profit (in both cases after making allocations for corporate overhead costs based on the relative revenue contributions of the schools and after excluding one-time impairment charges in fiscal 2005).

If any of these campuses were to lose their accreditation, the Company would continue to generate revenues from continuing students, but would consider teaching out these campuses as they would be significantly competitively disadvantaged compared to other schools where students are eligible to receive federal student financial aid. During any teach-out process, the Company’s revenue would decline more rapidly than operating expenses and the Company would expect to incur operating losses at those campuses. The Company could also expect to incur increased bad debt expense if students no longer have access to federal financial aid. Additionally, if the Company were to lose accreditation at one or more of its schools to which it has ascribed value for accreditation as part of purchase accounting, the Company would test the amounts it had allocated to such asset for impairment. If the estimate of the present value of these future cash flows were below the carrying values of the accreditation asset, the Company would consider its related accreditation asset to be impaired and take a charge against the amounts it had allocated to such accreditation.

8.    We do not believe that providing the financial responsibility ratio for each school would provide any meaningful trend information for investors. Unlike the cohort default rates which are calculated by the Department of Education (the “DOE”) and are solely based on the default rates of the students of each individual institution, the calculation of the financial responsibility ratios at the school level is performed by the Company based on both school level financial data and certain corporate allocations. Because of corporate allocations, financial responsibility ratios at the school level are more a function of Company-wide financial performance. Thus, we believe that providing school-level financial responsibility ratios would not be informative to investors and could even be misleading since they are ultimately tied to Company-wide performance. The Company’s financial responsibility ratio, accordingly, is the key indicator that we use internally and is the ratio that we believe is most informative to investors.

9.    We do not believe that disclosure of revenues and operating profits for schools on provisional status under Title IV programs, or any changes from period to period, is relevant to understanding any known trends or uncertainties in the Company’s financial condition or results of operations. As noted on pages 26-27 of our initial Form 10-K, provisional certification may subject a school to closer review by the DOE and to summary adverse action for violations of Title IV Program requirements, but provisional certification does not otherwise limit an institution’s access to Title IV Program funds. Moreover, provisional certification is required for any school that undergoes a change of ownership resulting in a change in control. Accordingly, disclosure of revenues and operating profits for these schools could leave investors with the erroneous impression that revenues and operating profits for these schools are reasonably in jeopardy.

10.    The calculation of revenue for purposes of the “90/10 test” is dictated by regulations issued by the DOE and is essentially a cash basis calculation. Accordingly, changes in our allowance for doubtful accounts have no impact on the calculation of our 90/10 score because the 90/10 score counts “revenue” only when cash is actually received. We do not believe it is appropriate to include a discussion of this calculation in our critical accounting policies as this is not a GAAP calculation and it does not reflect a policy which is a basis for the preparation of our financial statements. Rather, it is a regulatory compliance matter discussed generally in Note 13 – Governmental Regulation of our Form 10-K.

11.    The ratio of starts during a fiscal year to total student population at year end is not a meaningful metric for operation of our business. We have not discussed this ratio with investors in the past (and, to the knowledge of current management, investors have not asked us to discuss it). By way of explanation, however, we believe that fluctuations in the ratio could be attributable to a number of factors, including (i) the adoption of new programs which increase or reduce average Company-wide program length, and (ii) abnormally large or small acquisitions during a fiscal year as compared to the then-existing student population. The adoption of longer average programs would change the ratio by requiring fewer starts to maintain a constant student base. Also, students “acquired” as part of an acquisition are not considered “Starts,” although they are counted in the end-of-period population. Accordingly, significant acquisitions during a fiscal year against a smaller student population base causes the ratio of “Starts” to “Students at end of period” to be artificially smaller. Conversely, few or no acquisitions against a higher student base would result in a relatively higher ratio. As noted elsewhere, we completed only one acquisition in fiscal 2005, whereas we already had a sizable student population. In prior years, our student population base was significantly lower and we completed more and proportionally larger acquisitions.

12.    We do not believe that trends in the number of students enrolled per campus or program provides a meaningful explanation of our declining operating margins in fiscal 2005. Our number of students at year end increased from fiscal 2004 to fiscal 2005, while our number of campuses during the same period decreased. Thus, our average number of students per campus increased to approximately 465.6 students per campus at June 30, 2005, compared to approximately 437.9 students per campus at June 30, 2004. Accordingly, this does not seem to explain the decline in our operating margins from 2004 to 2005. Rather, we believe that square feet per student is a better predictor of operating margins, and have added language to page [44] of the MD&A section of the Amended 10-K to discuss the trend in square feet per student from fiscal 2004 to fiscal 2005 (which is shown on the underscored text below).

Educational Services. Educational services expenses include direct operating expenses of the schools consisting primarily of payroll and payroll related expenses, rents, occupancy, supplies expenses, bad debt expense and other educational related expenses. As a percentage of net revenues, educational services expenses increased from 52.7% of revenues in fiscal 2004 to 55.6% of revenues in fiscal 2005. The increase, as a percent of revenues, was due primarily to higher bad debt expense, depreciation, wages and occupancy costs. The increase in depreciation, wages and occupancy costs as a percentage of revenues was a result of a lower level of utilization of our facilities in fiscal 2005 as compared to fiscal 2004. As of June 30, 2005, we had approximately 68 square feet of school space per student as compared to 63 square feet of school space per student as of June 30, 2004. As the costs of operating our facilities are largely fixed in nature, this lower level of capacity utilization negatively affects educational services expenses as a percent of revenues. Educational services expenses increased $116.2 million, or 27.7%, from $419.3 million in fiscal 2004 to $535.5 million in fiscal 2005. The increase in educational services expenses was due primarily to additional wages, occupancy costs, bad debt expense and depreciation expense. Bad debt expense in fiscal 2005 amounted to $46.9 million and 4.9% of net revenues, compared to $30.7 million or 3.9% of net revenues in fiscal 2004. Additionally, during fiscal 2005, 103 new programs were adopted into existing schools, including 71 program adoptions into our campuses in the U.S. and 32 program adoptions into our campuses in Canada. During fiscal 2004, we adopted 147 programs into existing schools.

13.    Hurricane Katrina occurred just prior to the time we filed our Form 10-K. At that time, the availability of alternative facilities, as well as the likelihood that our students or employees would return relatively quickly to their classes and jobs, was unknown. We also did not have sufficient information to understand the adequacy and responsiveness of our insurance coverage for the hurricane. As facts became clearer, we subsequently disclosed in a press release dated October 28, 2005 that we expect our uninsured losses associated with Hurricane Katrina to be approximately $0.01 per share in fiscal 2006. We will make a similar disclosure in the MD&A of our next Report on Form 10-Q.

14.    We have revised pages [43] and [45] of the MD&A section in the Amended 10-K to modify our disclosure of “same school” revenues to discuss the increase in average population as opposed to period end population, which explains the balance of the increase.

15.    The change in bonus and other incentive compensation was not material to the change in general and administrative expenses in fiscal 2005 compared to fiscal 2004. The change in bonus is discussed in the comparison of fiscal 2004 to fiscal 2003 as it was material to the change in general and administrative expenses in that period.

16.    We have revised the MD&A section in the Amended 10-K to explain the factors we believe have caused the increase in our bad debt expense in fiscal 2005 compared to 2004. Please see the additional language on page [44] of the Amended 10-K (which is shown on the underscored text below).

Educational Services. Educational services expenses include direct operating expenses of the schools consisting primarily of payroll and payroll related expenses, rents, occupancy, supplies expenses, bad debt expense and other educational related expenses. As a percentage of net revenues, educational services expenses increased from 52.7% of revenues in fiscal 2004 to 55.6% of revenues in fiscal 2005. The increase, as a percent of revenues, was due primarily to higher bad debt expense, depreciation, wages and occupancy costs. Educational services expenses increased $116.2 million, or 27.7%, from $419.3 million in fiscal 2004 to $535.5 million in fiscal 2005. The increase in educational services expenses was due primarily to additional wages, occupancy costs, bad debt expense and depreciation expense. Bad debt expense in fiscal 2005 amounted to $46.9 million and 4.9% of net revenues, compared to $30.7 million or 3.9% of net revenues in fiscal 2004. We believe the reasons for the increase in bad debt expense are largely operational in nature and relate primarily to untimely processing of financial aid packaging when students first enroll. If students discontinue their education prior to disbursement of financial aid funds to the schools, the schools are generally prohibited by federal regulations from collecting federal financial aid for those students after they have dropped out of school. Since the majority of our student attrition occurs soon after students first enroll, deterioration in the efficiency of our financial aid processing can have a negative effect on our bad debt expense. Additionally, during fiscal 2005, 103 new programs were adopted into existing schools, including 71 program adoptions into our campuses in the U.S. and 32 program adoptions into our campuses in Canada. During fiscal 2004, we adopted 147 programs into existing schools.

17.    We have revised our MD&A to expand our discussion of “Impairment, Facility Closing and Severance Charges” to include the reason for and the timing of the decision to cease the implementation of the Peoplesoft system. Please see the additional language on page [44] of the Amended 10-K (which is shown on the underscored text below).

Impairment, Facility Closing and Severance Charges. In June 2005, we made ~~As a result of~~ the decision to cease the implementation of our Peoplesoft Student Management System, as we concluded that its functionality did not meet the long-term requirements of our business. As a result of this decision, and in connection with the preparation of this Form 10-K, we reviewed the related long-lived asset for possible impairment in accordance with SFAS 144. Based on the results of the review, we recognized an impairment charge of $16.2 million. We also recorded a facility closing charge of $1.6 million as a result of consolidating our two Mississauga, Ontario campuses in the fourth quarter of 2005. Additionally, we recorded a severance charge of $0.4 million.

We have also updated Note 10 on page [89] of the Amended 10-K to make conforming changes.

18.    We have added language to the Amended 10-K in response to comment 12 (see above) which we believe explains the reasons for the lower operating margins at our campuses. We have also added corresponding language to the paragraph entitled “Income from Operations” on page [44] of the Amended 10-K.

19.    We have revised our MD&A comparing the results for fiscal 2004 compared to fiscal 2003 in response to the applicable comments above. Please see the additional language on pages [45-46] of the Amended 10-K.

20.    We revised our MD&A on page [46] of the Amended 10-K to quantify the change in marketing expenses due to additional advertising for FMU as compared to the increased volume of starts due to the growth in the business. As noted in our response to comment 11, we do not believe that the ratio of “Starts” to “Students at end of period” provides meaningful information to readers of our financial statements.

Financial Statements

Note 1—Description of the Business and Summary of Significant Accounting Policies, page 66

21.    We have expanded our accounting policy for revenue recognition on page [70] of the Amended 10-K to clarify the methodology used to accrue revenue “pro-rata”. We believe the impact of the change from monthly to mid-month was not material in any of the periods affected by the restatement, although the cumulative amount could be considered material. We do not believe there would be any material difference between the daily and mid-month conventions as the start dates in our diploma programs are generally equally spread across most months and therefore would result in an average of a half a month of revenue being earned for new starts in the first month of attendance for both the daily and mid-month conventions. Thus, we believe that both methods are appropriate for purposes of calculating pro-rata revenue for our diploma programs. Moreover, the manual calculations required to quantify the differences between a mid-month and a daily revenue recognition system in our various information systems would make it impracticable to quantify the differences between the two methods in our Critical Accounting Policies in future filings.

Note 9 – Income Taxes, page 87

22.    The financial impact of the suspension of the use of net operating loss carryforwards in California for 2003 and 2004 was not material.

Note 11 – Commitments and Contingencies, page 90

23.    We will expand the disclosure on page [92] of the Amended 10-K (and the corresponding disclosure on page [31] of the Amended 10-K) to discuss the timing of the requests from the California Attorney General’s office as follows:1

The California Attorney General’s Office (the “CAG”) first ~~has~~ requested that the Company provide documentation regarding three of its California Bryman Colleges and certain other general Company policies and procedures in June 2004. Since that time, the CAG has requested supplemental information in September 2004 and December 2004. The CAG’s office has not asserted any claims against the Company and the Company is cooperating with the inquiry.

24.    We have revised the first paragraph on page [93] of the Amended 10-K (and the corresponding disclosure on page [32] of the Amended 10-K) to break the disclosure into two paragraphs as follows:

In addition to the legal proceedings and other matters described above, the Company is or may be a party to pending or threatened lawsuits related primarily to services currently or formerly performed by the Company. Such cases and claims raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law.

[1]	Since the Report on Form 10-K was filed, the CAG subsequently requested more information regarding these three campuses in September 2005. We will make a further disclosure regarding this additional request in our next Report on Form 10-Q.

As of June 30, 2005, the Company had established aggregate reserves that are immaterial to the financial condition of the Company for all of the matters disclosed above, as well as for those additional matters where the liabilities are probable and losses estimable, but for which the Company does not believe the matters are reasonably likely to have a material impact on the results of operations or financial condition of the Company. The Company regularly evaluates the reasonableness of its accruals and makes any adjustments considered necessary. Due to the uncertainty of the outcome of litigation and claims, the Company is unable to make a reasonable estimate of the upper end of the range of potential liability for these matters. Upon resolution of any pending legal matters, the Company may incur charges in excess of presently established reserves. While any such charge could have a material adverse impact on the Company’s results of operations in the period in which it is recorded or paid, management does not believe that any such charge would have a material adverse effect on the Company’s financial position or liquidity.

25.    We have evaluated the staff’s comments regarding the promissory notes in favor of the Ministry of Training in Ontario in the event that our students default on their obligations to the Ministry in light of our disclosure of the surety bonds under the heading of “Performance Bonds” in Note 11 to the financial statements. Upon further reflection, we do not believe that either the surety bonds or the promissory notes are “contingent obligations” under SFAS 5. Rather, they are collateral for contingent obligations. In these cases, we believe the contingent obligations which the surety and promissory notes secure are “remote” within the meaning of SFAS 5. Accordingly, we would not make disclosure of these contingent obligations in the Notes to Financial Statements in future filings unless they meet the requirements in SFAS 5 (although we have not removed the existing disclosure in the Amended 10-K).

Note 13 – Governmental Regulation, Page 93

26.	In the Amended 10-K, we have revised the last sentence on page [93] to read as follows:

As of June 30, 2005, management believes the Company’s institutions were in compliance with the applicable regulations in all material respects.

Item 9A. Controls and Procedures, page 97

27.    We believe our disclosure is adequate with respect to why the items mentioned in the comment did not constitute a material weakness. As we disclosed, the “matters were remediated during the fourth quarter” (i.e., prior to the June 30, 2005 date at which the Company’s internal controls were required to be evaluated) and therefore did not represent a material weakness as of June 30, 2005. For the reasons outlined above, we also believe that the maintenance of more than one method to calculate pro-rata revenue recognition for diploma programs is appropriate, and therefore did not constitute a material weakness at fiscal year end.

28.    We have expanded our discussion of remediation steps on page [99] of the Amended 10-K to describe the improvements to our closing process by adding the following language:

Management has conducted a thorough analysis of all revenue recognition policies to ensure they are in accordance with generally accepted accounting principles ~~and~~ . We also improved our closing process as it relates to our Canadian operations by migrating them onto our general ledger, which allows our corporate headquarters to review these results at a more granular level.

Conclusion

We have transmitted our draft of the Amended 10-K to the staff today on a supplemental basis via overnight mail to incorporate the changes noted above. We have also included a marked copy of the changes to expedite your review.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that Corinthian may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (714) 427-3000, ext. 621, with any questions regarding this letter.

Very truly yours,

/S/ ROBERT C. OWEN
Robert C. Owen Senior Vice President and Chief Accounting Officer

cc:	Mr. Jack Massimino
Mr. Kenneth Ord
Ms. Sally Anderson
Stan A. Mortensen, Esq.